U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-38397

FARMMI, INC.

F1 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

As previously disclosed, on May 13, 2022, Farmmi, Inc. (the “Company”) convened its extraordinary general meeting of shareholders (the “EGM”), which was adjourned to May 14, 2022 due to a lack of quorum on May 13, 2022. The number of shares represented at this meeting in person or by proxy was less than 199,260,128 Ordinary Shares by 10:30 A.M. on May 14, 2022. Because at the reconvened meeting a quorum was not present within half an hour from the appointed for the meeting to commence, the shareholders present were considered a quorum under the Company’s memorandum and articles. Shareholders were present; therefore, a quorum was constituted, and the EGM was properly convened.

The following is a brief description of the final voting results for the proposals submitted to a vote of the shareholders at the reconvened EGM on May 14, 2022.

1. Shareholders approved the Share Consolidation proposal. The votes regarding this proposal were as follows:

For	Against	Abstained
54,061,780	50,193,354	344,712

2. Shareholders approved the Amendment to the Second Amended and Restated Memorandum of Association proposal. The votes regarding this proposal were as follows:

For	Against	Abstained
55,216,179	49,651,229	732,438

3.  Shareholders approved such other business as may properly come before the meeting or any adjournment thereof. The votes regarding this proposal were as follows:

For	Against	Abstained
53,583,659	45,059,418	5,944,548

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FARMMI, INC.

By:	/s/ Yefang Zhang
	Name:	Yefang Zhang
	Title:	Chief Executive Officer

Dated: May 16, 2022